April 30, 2008



VIA EDGAR


Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:  The Great Atlantic & Pacific Tea Company, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 18, 2008
Form 10-Q for the Quarter Ended December 1, 2007 Filed January 7, 2008 Form 10-K for Fiscal Year Ended February 24, 2007 Filed April 25, 2007 Definitive Proxy Statement on Schedule 14A Filed May 25, 2007 File No. 1-4141


Dear Mr. Owings,

On behalf of The Great Atlantic & Pacific Tea Company, Inc. (the "Company" or "A&P"), we hereby submit responses to the comments of the Staff regarding the Company's preliminary proxy statement on Schedule 14A Amendment No. 2 filed with the Commission April 18, 2008.

With regards to the staff's comments on Form 10-K for Fiscal Year Ended February 24, 2007, in comment 1, we respectfully request that we be permitted to address the Staff's requests for expanded disclosure in future filings. Our responses to the comment included herein indicates the revised or expanded disclosures we would propose to include. Our Form 10-K for fiscal year ended February 23, 2007 is due no later than May 8, 2008 and we anticipate filing this report in a timely manner. In addressing the Staff's comments, we note that the proposed revisions enhance previous disclosures and do not believe that these changes warrant revisions to previously filed documents when considering the impending fiscal 2007 Form 10-K filing.

Set forth below are the Staff's comments contained in your letter and immediately following each comment is the Company's response:

Inventories, page 45
1. We note your response to comment 6 of our letter dated April 3, 2008 that you will revise your description of your method of costing perishables and pharmacy inventory in Note 1 to state "Perishables and pharmacy inventories are stated at cost." Please tell us and expand your disclosure to describe the method by which amounts are removed from inventory and the method of cost determination as required by Rule 5-02.6 of Regulation S-X.

Response:
We will expand our disclosure in future filings as follows:

Inventories
            Store inventories are stated principally at the lower of cost or market with cost determined under the retail method. Under the retail method, the valuation of inventories at cost and resulting gross margins are determined by applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventories. Inherent in the retail inventory method calculations are certain management judgments and estimates, including shrinkage, which could impact the ending inventory valuation at cost as well as the resulting gross margins. Perishables and pharmacy inventories are stated at cost. Distribution center and other inventories are stated primarily at the lower of cost or market. As of February 23, 2008, the cost for 61.5% of inventories was determined using the first-in, first out ("FIFO") method and 38.5% determined using the last-in, first-out ("LIFO") method. In fiscal 2006, the cost for 100% of inventories was determined using the FIFO method. At February 23, 2008, the excess of estimated current costs over LIFO carrying value, or LIFO reserve, was approximately $2.3 million.

            We estimate inventory shrinkage throughout the year based on the results of our periodic physical counts in our stores and distribution centers and record reserves based on the results of these counts to provide for estimated shrinkage as of the balance sheet date.


Note 15 - Operating Segments, page 97

2. We have reviewed your responses to comments 7 through 11 of our letter dated April 3, 2008. We note you have determined you have six operating segments that you have aggregated under the criteria of SFAS 131, paragraph
     17. It is not evident how you were able to conclude that you met all of the aggregation criteria of paragraph 17 especially with respect to the nature of products and services and similar economic characteristics based on the information you have provided. It appears that there are enough operational differences in your operating segments to render disaggregated information helpful in assessing your performance and the direction of strategic initiatives. Please provide us the following information with respect to how you met the aggregation criteria.

     o We note your previous response dated March 13, 2008 that the stores all sell various combinations of food and beverage, however, in your most recent response you state that approximately 30% of the product sold is different between stores. Further, tell us the percentage of products that are similar between your Liquor segment and each of your other segments. Also, tell us the percentage of products that are similar between your Food Emporium segment and each of your other segments.

     o You state the disparities between the operating segment store contribution percentages are due to competitive pressures and cost structures which will mitigate over time and that the economic characteristics should be evaluated based on future prospects. In this regard, please provide us with store contributions for each operating segment for the past five years and the next few years of estimated future financial data as well as any other performance measures that are regularly provided to the CODM.

Response:
We sent schedules with the information you requested, via EDGAR, as a separate letter. We will discuss this information in a teleconference on May 1, 2008 before finalizing our written response. We respectfully request that the information be held confidential.


3.            Reference is made to comment 8 of our letter dated April 3, 2008.
              Please confirm that you will disclose whether operating segments have been aggregated as required by paragraph 26 of SFAS 131 in future filings.

We will include all required disclosure related to aggregating operating segments in future filings.


................................................................................

Please feel free to call Melissa Sungela at (201) 571-4330 or myself at (201) 571-4363 with any further questions or comments.


Sincerely,



Brenda M. Galgano
Senior Vice President
Chief Financial Officer


cc:      Melissa E. Sungela
         Allan Richards
         Chris McGarry